11020215

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASHINGTON, DC 200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brean Murray, Carret & Co., LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Kirsch (212) 702-6656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name – *if individual, state last, first, middle name*)

Park 80 West, Plaza One, 250 Pehle Ave., Suite 101	Saddle River	New Jersey	07663
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth J. Kirsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Murray, Carret & Co., LLC., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER BUTEAU
Notary Public - State of New York
NO. 01BU6190734
Qualified in New York County
My Commission Expires 7/28/2012

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREAN MURRAY, CARRET & CO., LLC
December 31, 2010

TABLE OF CONTENTS

Rotenberg Meril

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 101
Saddle Brook, NJ 07663

T: (201) 487-8383
F: (201) 490-2080

www.rmsbg.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Brean Murray, Carret & Co., LLC

We have audited the accompanying consolidated statement of financial condition of Brean Murray, Carret & Co., LLC (the "Company"), a limited liability company and a wholly-owned subsidiary of BMUR Holdings, Inc., as of December 31, 2010, and the related consolidated statements of income, changes in equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

As discussed in Note 2, the financial statements include investments in securities valued whose fair values have been estimated by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 25, 2011

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS:	
Cash and cash equivalents	$ 939,851
Receivable from brokers and dealers	7,766,927
Securities owned, at fair value	6,811,974
Prepaid expenses and other assets	160,599
Furniture, equipment and improvements, net	305,604
Due from affiliates	205,044
Security deposits	19,213
TOTAL ASSETS	**$ 16,209,212**

LIABILITIES AND EQUITY

LIABILITIES:	
Accounts payable and other liabilities	$ 10,533,350
Capital lease obligations	97,967
Due to parent	275,000
TOTAL LIABILITIES	**10,906,317**
COMMITMENTS AND CONTINGENCIES	
EQUITY	
Member's equity - Brean Murray, Carret and Co., LLC	5,302,895
TOTAL LIABILITIES AND EQUITY	**$ 16,209,212**

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions and other fees	$ 13,454,327
Management fees - related party	2,441,570
Investment banking services and syndicate underwriting	12,261,958
Unrealized gain on securities, net	1,989,543
Principal transactions, net	117,053
Interest and other income	121,231
TOTAL REVENUES	30,385,682
EXPENSES:	
Compensation and benefits	19,976,779
Clearance and floor brokerage	374,057
Travel and entertainment	1,339,042
Occupancy and equipment rentals	1,976,010
Depreciation and amortization	236,058
Communications and informational services	2,306,623
Professional services	585,138
Interest expense	86,995
Other	1,751,392
TOTAL EXPENSES	28,632,094
NET INCOME BEFORE NONCONTROLLING INTEREST	1,753,588
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(38,744)
NET INCOME ATTRIBUTABLE TO BREAN MURRAY, CARRET & CO., LLC	$ 1,714,844

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Member's Equity	Noncontrolling Interest	Total
EQUITY - JANUARY 1, 2010	$ 3,873,845	$ 265,309	$ 4,139,154
NET INCOME	1,714,844	38,744	1,753,588
DISTRIBUTIONS	(285,794)	(304,053)	(589,847)
EQUITY - DECEMBER 31, 2010	$ 5,302,895	$ -	$ 5,302,895

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	**$ 1,753,588**
Adjustments to reconcile net income to net cash used in operating activities:	
Noncash investment banking revenue	**(1,994,130)**
Depreciation and amortization	**236,058**
Unrealized gain on securities, net	**(1,989,543)**
(Increase) decrease in:	
Receivables from brokers and dealers	**(2,802,377)**
Prepaid expenses and other assets	**125,731**
Securities owned	**645,199**
Due from affiliates	**(5,063)**
Increase (decrease) in:	
Accounts payable and accrued expenses	**1,713,032**
Securities sold, not yet purchased	**(2,470)**
Net Cash Used in Operating Activities	**(2,319,975)**
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture, equipment and improvements	**(23,115)**
Increase in security deposits	**(19,213)**
Net Cash Used in Investing Activities	**(42,328)**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions paid	**(10,794)**
Payments of capital lease obligations	**(80,926)**
Net Cash Used in Financing Activities	**(91,720)**
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(2,454,023)**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**3,393,874**
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 939,851**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	**$ 7,777**
SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:	
Distribution to Parent	**$ 275,000**

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION:

Brean Murray Carret & Co., LLC (the "Company") is a wholly-owned subsidiary of BMUR Holdings, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), successor to the National Association of Securities Dealers, Inc. and the New York Stock Exchange. The Company operates as an introducing broker and has agreements with clearing brokers to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking activities.

The accompanying consolidated financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations and liabilities of the Company shall be solely the debts, obligations or liabilities of the Company, and no member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member. Except as expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Agreement, but only when and to the extent the same shall become due pursuant to the provisions of the Limited Liability Agreement.

The Company has evaluated subsequent events through February 25, 2011, which is the date the financial statements were available to be issued.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Brean Murray Investment Consultancy (Shanghai) Co., Ltd., ("BMICS") a corporation organized in China in 2008 and a wholly-owned subsidiary of the Company, and Allied China Investments, LLC ("ACI"), a Delaware limited liability company organized in 2008, and owned 50% by the Company. BMICS provides investment banking and advisory services and ACI is a holding company. Management has determined that ACI is a variable interest entity due to management's control of the entity and the Company is considered the primary beneficiary, and accordingly has consolidated this entity. During 2010, ACI distributed its only investment to its partners. As of December 31, 2010, ACI has no assets or liabilities. All material intercompany balances and transactions have been eliminated in consolidation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. At December 31, 2010, no allowance was deemed necessary. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change.

Use of Estimates

To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions, as well as expenses related to this revenue, are recorded on a trade-date basis. Other fees are recorded when invoiced and management fees are recorded when earned. Investment banking services and syndicate underwriting revenues are generated by securities offerings in which the Company acts as an underwriter or agent. These revenues are earned on the offering date or at the time the services are completed and the revenue can reasonably be determined. Revenue related to the value of stock and warrants received in connection with investment banking transactions is recognized when earned based upon the fair value at date of grant. Principal transactions, which are recorded on a trade date basis, include realized gains and losses for the sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities are recorded on a mark-to-market basis at the date of the financial statements.

Securities Owned and Securities Sold

Securities owned and securities sold, not yet purchased, which primarily consist of listed OTC equities, are carried at fair value and are recorded on a trade date basis, and common stock warrants, primarily on listed OTC securities, received in connection with investment banking transactions, are recorded at fair value when earned. See disclosure on Fair Value Measurement below.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•**Level 1** - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

•**Level 2** - Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

•**Level 3** - Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Based on the above criteria, securities owned that are traded on a national stock exchange (or reported on the NASDAQ national market) are generally valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. Securities owned that are offered and sold on the over the counter market (OTCBB) are generally valued at the closing bid price as reported on the OTCBB on the date of valuation. In cases where such over the counter securities have limited trading volume and are considered to be "thinly traded," management may apply a discount to the closing bid price to arrive at management's estimate of fair value. Securities that are received in connection with investment banking transactions are recorded at fair value based on the lesser of the computed value using the Black-Scholes option pricing model or recent bid prices the Company has received to sell such securities. For warrants which underlying securities are either, restricted, illiquid or thinly traded, the Company included an appropriate discount in determining the securities' fair value under the Black-Scholes option pricing model.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, receivables from brokers and dealers and accounts receivable. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Amounts receivable from brokers and dealers consist predominately of cash, commissions receivable, unsettled trades and receivables from syndicate underwritings. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. The cost of leasehold improvements is amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Intangible Assets

Intangible assets consisted of customer lists and were amortized using the straight-line method over the period of expected benefit of five years. The Company's intangible assets were fully amortized during the year ended December 31, 2010. Amortization for the year ended December 31, 2010 amounted to $55,612.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes. The taxable income and expenses of the Company are ultimately reported on the income tax return of the Parent. No provisions for federal and state income taxes are required by the Company as its income and expenses are reported on the corporation income tax return of the Parent.

The Company, while not liable for federal income taxes as an entity, may make distributions to its Parent to fund income tax liabilities incurred by the Parent relating to the Company's taxable income reported on the Parent's tax return filings.

The Partnership has adopted the provisions of FASB ASC 740-10-05, *"Accounting for Uncertainty in Income Taxes"*. The ASC clarifies the accounting for uncertainty in incomes taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes (continued):
On October 20, 2010, our Parent company, BMUR Holdings, Inc., received an updated notice of consolidated business tax liabilities from the New York City Department of Finance for approximately $211,000, plus penalties and interest, relating to its 2006 New York City income tax filing. Subsequently, the Parent prepared an amended 2006 New York City income tax return indicating an income tax for that year of approximately $120,603. The amended return has not yet been filed with New York City. As substantially all of this liability relates to the taxable income of the Company reported on its Parent's tax return, the Company has declared recorded as of December 31, 2010 a distribution payable to its Parent in the amount of $275,000, representing the approximate amount payable with penalties and interest by its Parent.

NOTE 3 –RECENT ACCOUNTING PRONOUNCEMENTS:

Non-controlling Interests
The Company accounts for non-controlling interests under FASB 810, "Non-controlling Interests in Consolidated Financial Statements" (ASC 810"). ASC 810 requires companies with non-controlling interests to disclose such interests clearly as a portion of equity but separate from the parent's equity. The non-controlling interest's portion of net income must also be clearly presented on the income statement. The adoption of ASC 810 did not have a material impact on its financial condition or results of its operations.

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance requires separate presentation of purchases, sales, issuances and settlements of Level 3 instruments and was effective January 1, 2011 for the Company. The remaining amended disclosure guidance became effective January 1, 2010 for the Company. The Company's disclosures about fair value measurements reflect the adoption of the remaining disclosure guidance in Note 2.

NOTE 4 – SECURITIES OWNED, AT FAIR VALUE:

Securities owned represent positions taken for trading and investment purposes. A summary of those positions, at fair value as of December 31, 2010 follows:

Marketable securities	
Common stocks	$ 2,275,866
Life insurance policy	125,000
Warrants received in connection with investment banking transactions	4,264,488
Money market	146,620
Totals	$ 6,811,974

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC 820. See Note 2 for a discussion of the Company's policies. The following table presents information about the Company's investments measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets				
Common stock, preferred stock and warrants at fair value	$ 2,314,193	$ 4,497,781	$ -	$ 6,811,974

NOTE 5 – RECEIVABLES FROM BROKERS AND DEALERS:

Amounts receivable from brokers and dealers at December 31, 2010 consist of the following:

Cash	$ 4,351,389
Syndicate and commissions receivable	3,415,538
Total	$ 7,766,927

NOTE 6 – FURNITURE, EQUIPMENT AND IMPROVEMENTS, NET:

Furniture, equipment and improvements, net, are stated at cost and consist of the following:

	Estimated Useful Lives	Amount
Furniture and fixtures	7 years	$ 133,844
Computer equipment	3-5 years	609,379
Leasehold improvements	5 years	210,086
Total, at cost		953,309
Less accumulated depreciation and amortization		647,705
Net		$ 305,604

Depreciation expense was $180,446 for the year ended December 31, 2010.

NOTE 7 – ACCOUNTS PAYABLE AND OTHER LIABILITIES:

At December 31, 2010, accounts payable and other liabilities consist of the following:

Accrued compensation expenses	$ 9,049,221
Accounts payable and other accrued expenses	1,484,129
Total	$ 10,533,350

NOTE 8 – RELATED PARTY TRANSACTIONS:

Due from affiliates

The Company provides and receives certain management and administrative services from affiliates and other closely-related parties. To the extent these revenues and costs are specifically identifiable and quantifiable; the Company recognizes these revenues and expenses. For the year ended December 31, 2010, the Company earned approximately $2,440,000 of management fees from a company owned by the Parent. This revenue is included in management fees in the accompanying consolidated statement of income. The Company incurs costs directly related to these management fees. At December 31, 2010, $205,044 was due from that affiliated company.

NOTE 8 – RELATED PARTY TRANSACTIONS (CONTINUED):

Due from affiliates (Continued)

Certain expenses are allocated to the Company by an affiliate based on percentages of estimated usage of facilities and personnel. The percentages are updated periodically. For the year ended December 31, 2010, such allocated expenses totaled $65,429.

Commission income includes commissions derived from the trading of securities for customer accounts including those managed by other subsidiaries of the Parent, which are registered investment advisers.

Due to Parent

The Company has also accrued a distribution, as of December 31, 2010, to its Parent in the amount of $275,000, related to its share of a tax assessment, including penalties and interest, relating to a New York City income tax deficiency of its Parent relating to the 2006 tax year filing (See Note 2). The accrued distribution is included in "Due to Parent" in the accompanying consolidated statement of financial condition.

At December 31, 2010, the balance due to the Parent was $275,000.

NOTE 9 - 401(K) PLAN:

The employees of the Company may participate in a 401(k) plan, whereby eligible employees may elect to make contributions pursuant to a salary deduction agreement upon meeting age and length-of-service requirements. Employer contributions are discretionary. No employer contributions were made to the plan during the year ended December 31, 2010.

NOTE 10 - DISTRIBUTIONS:

For the year ended December 31, 2010, the Company made a payment of $10,794 on behalf of the Parent, which has been classified as a distribution in the accompanying consolidated statement of member's equity. In addition, as described in Note 2, the Company recorded a distribution payable to the Parent of $275,000.

NOTE 11- NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $2,134,952, which was $1,710,952 in excess of its required minimum net capital of $424,000. The Company's net capital ratio was 2.698 to 1.

NOTE 12- COMMITMENTS AND CONTINGENCIES:

Lease Commitments
The Company has non-cancelable operating leases, which expire through September 30, 2011, relating to its offices located in New York, San Francisco, Chicago and Beijing, China. In addition, the Company leases office and computer equipment under various non-cancelable operating leases expiring through 2013. Certain leases provide for additional rent related to increases in real estate taxes and operating expenses.

Future minimum rental payments under these leases in each of the three years subsequent to December 31, 2010 are as follows:

2011	$ 1,388,041
2012	418,773
2013	37,343
Total	$ 1,844,157

Rent expense under all operating leases approximated $1,970,000 in 2010.

Litigation, Indemnifications and Other Contingencies
In the normal course of business, the Company may be involved in litigation matters. The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make material payment under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

On August 3, 2010, the Parent company received a Notice of Deficiency from the Department of the Treasury, Internal Revenue Service ("IRS") related to the Parent's 2006 consolidated income tax return filing. The management of the Parent strongly disagrees with all of the IRS's assertions. On November 8, 2010, the Parent filed an appeal to the Federal Tax Court. The Parent believes that the positions taken in its 2006 tax filing are valid and believe that it has meritorious defenses in this dispute. On February 17, 2011, the appeal was dismissed by the U.S. Tax Court due to a ministerial issue with the filing of the appeal, and the Parent plans to re-file its appeal. The Company, while not liable for federal income taxes as a separate entity or on behalf of the Parent, has in the past made distributions to its Parent to fund income tax liabilities incurred by the Parent. The Parent intends to contest these matters vigorously.

NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2010 were $0.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

BREAN MURRAY, CARRET & CO., LLC

INDEPENDENT AUDITORS' REPORT
ON FORM SIPC-7T

FOR THE PERIOD JANUARY 1, 2010
THRU DECEMBER 31, 2010

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 101
Saddle Brook, NJ 07663
T: (201) 487-8383
F: (201) 490-2080
www.rmsbg.com

INDEPENDENT AUDITORS' REPORT ON FORM SIPC-7T

To the Member of
Brean Murray, Carret & Co., LLC
570 Lexington Avenue
New York, NY 10022-6895

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period ended April 1, 2009 thru December 31, 2009, which were agreed to by Brean Murray, Carret & Co., LLC (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (cash disbursement register) entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, to the Company's reconciliation of the amounts reported in Form SIPC-7T for the period from January 1, 2010 thru December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers provided by the Company noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers provided by the Company supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied, if any, to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, NJ
February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040742 FINRA DEC
BREAN MURRAY CARRET & CO LLC 8*8
570 LEXINGTON AVE 11TH FL
NEW YORK NY 10022-6837

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kenneth J. Kirsch (212) 702-6656

2. A. General Assessment (item 2e from page 2)		$ 63,365
B. Less payment made with SIPC-6 filed (exclude interest)		( )
_______ Date Paid		
C. Less prior overpayment applied		(2,449)
D. Assessment balance due or (overpayment)		60,916
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 60,916
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 60,916	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brean Murray, Carret + Co., LLC.
(Name of Corporation, Partnership or other organization)

Kenneth J. Kirsch
(Authorized Signature)

Dated the 28th day of February, 2011.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 30,385,679
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	374,057
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,139,155
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	2,785
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Management Fees	2,490,761
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 32,926	
Enter the greater of line (i) or (ii)	32,926
Total deductions	5,039,684
2d. SIPC Net Operating Revenues	$ 25,345,995
2e. General Assessment @ .0025	$ 63,365

(to page 1, line 2.A.)

Brean Murray, Carret & Co., LLC
Schedule of Assessment Payments - SIPC
Relating to the Assessment Period
January 1, 2010 to December 31, 2010

Payment Date	Amount	SIPC Collection Agent To Whom Mailed
	2,449	Overpayment applied from prior year
	60,916	SIPC-7 Form
	63,365	Total Payments
	-	Less: Overpayment carried forward to next year
	-	Balance as of December 31, 2010

1764

BREAN MURRAY CARRET & CO.
OPERATIONAL CHECKING ACCOUNT
570 LEXINGTON AVENUE, FL 11
NEW YORK, NY 10022

citibank
CITIBANK, N.A. BR. #414
EZ CHECKING
NEW YORK, NY
1-8-210

DATE 2/28/2011

AMOUNT *********60,916.00*

Security features. Details on back.

PAY *SIXTY THOUSAND NINE HUNDRED SIXTEEN AND XX / 100

TO THE ORDER OF
Securities Investor
Protection Corporation
PO BOX 92185
Washington, DC 20090

AUTHORIZED SIGNATURE

⑈0000 1764⑈ ⑆021000089⑆ 9983219724⑈

1764

BREAN MURRAY CARRET & CO.

2/28/2011	022811	Securities Investor	60,916.00	0.00	60,916.00

Check: 001764	2/28/2011	Securities Investor	60,916.00

PRODUCT DLM255 USE WITH 91500 ENVELOPE MCBEE To Reorder: 1-800-662-2331 or www.mcbeeinc.com PRINTED IN U.S.A.

Brean Murray, Carret & Co., LLC
Independent Auditors' Report
On Form SIPC-7T
For the Period January 1, 2010
Thru December 31, 2010